DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

05046453

March 7, 2005

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2005

Re: Ford Motor Company
Incoming letter dated January 12, 2005

Dear Mr. Sherry:

This is in response to your letters dated January 12, 2005 and February 8, 2005 concerning the shareholder proposal submitted to Ford by Edward P. Olson and Jack Leeds. We also have received letters on the proponents' behalf dated January 21, 2005 and February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
…AR -7 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

Secretary

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 12, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Edward P. Olson and Mr. Jack Leeds

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2005.

Mr. Edward P. Olson and Mr. Jack Leeds, shareholders of Ford (the "Proponents"), have submitted for inclusion in the 2005 Proxy Materials a proposal and supporting statement requesting that the Board of Directors take steps to adopt a recapitalization plan to provide that all of the Company's outstanding stock have one vote per share (the "Proposal;" see Exhibit 1). The Proponents appointed Mr. John Chevedden as their designee to act on their behalf in matters related to the Proposal. The Company proposes to omit the Proposal from its 2005 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the ordinary business of the company.
- The Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.
- The Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

The Proposal Relates to the Ordinary Business of the Company

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal requests that the Board adopt a recapitalization plan whereby all of the Company's outstanding stock would have one vote per one share. One way to accomplish this would be for the Company to redeem the Class B Stock. According to Article Fourth, Section 1.7(ii) of the Company's Restated Certificate of Incorporation (see Exhibit 2), the Company shall not effect, except with the affirmative vote of a majority of the outstanding shares of Class B Stock "any reduction, by amendment of the Certificate of Incorporation, retirement or exchange or otherwise, in the number of outstanding shares of Class B Stock in any manner other than by conversion into Common Stock as expressly provided in Section 2 or though voluntary disposition to the corporation by the holder of Class B Stock." Article Fourth, Section 2 of the Restated Certificate of Incorporation provides for the transfer of Class B Stock to other eligible holders or for the conversion of Class B Stock into Common Stock. In each instance, such transfer or conversion may only be accomplished with the consent of the holders of Class B Stock.

The decision to request the holders of Class B Stock to redeem their stock for Common Stock is an integral part of the Company's ability to manage its business and affairs, including its capital raising, capital management, and financing activities. Accordingly, the Company's ability to redeem its Class B Stock must fall under the umbrella of the ordinary business operations and, as such, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). Allowing shareholders to dictate such policies would inevitably result in second-guessing of the day-to-day business decisions of the Board and management of the Company, which shareholders must not be permitted to do by way of misuse of the shareholder proposal process.

The Staff has consistently taken the position that the determination of a company to repurchase its stock is a matter related to the conduct of its ordinary business operations. *See Cleco Corporation* (January 21, 2003) (proposal requested the company to redeem all outstanding shares of its 4.5% preferred stock); *Astronics Corporation* (March 2001) (proposal requested the company to redeem all shares of Class B common stock and convert them to common stock on a one vote per one share basis); *M&F Worldwide Corp.* (March 29, 2000) (proposal requested the board to form a special committee that would implement actions designed to enhance shareholder value, including repurchase of shares, cash dividends, sale of assets, and curtailment of non-operating activities); *Intel Corporation* (January 15, 1992) (proposal restricting the company from increasing the number of shares of common stock that is issued from one fiscal year to the next, relating to stock repurchases); *Ford Motor Company* (March 26, 1999) (proposal to amend by-laws to require that it not repurchase its common stock except under certain circumstances).

The fact that the Proponent formulated the Proposal as a request of the Board to adopt a recapitalization plan, rather than require that the Company take some other action to attempt to redeem or otherwise convert the Class B Stock, does not cure a proposal otherwise excludible under Rule 14a-8(i)(7). The Staff has repeatedly taken the position that if proposals relating to the determination and implementation of a company's business strategies are excludable under Rule 14a-8(i)(7), they may not be saved when a proponent requests that a company do indirectly what it may not be required to do directly. *See Astronics Corporation* (March 2, 2001) and *The Statesman Group* (March 22, 1990) (proposal relating to engagement of investment banker to advise the company's outside directors about restructuring the company). The Company, therefore, respectfully requests the Staff to concur in the omission of the Proposal from Ford's 2005 Proxy Materials under Rule 14a-8(i)(7).

The Proposal is Beyond the Power of the Company to Effectuate

Rule 14a-8(i)(6) permits a company to exclude a proposal if it is beyond the power of the company to implement. As stated above, the Company does not have the authority to redeem Class B Stock, or take any other action affecting the rights and privileges of the Class B Stock, without the consent of the holders of the Class B Stock. Consequently, it is beyond the power of the Board to adopt a recapitalization plan as provided for in the Proposal because it cannot ensure that the holders of Class B Stock will agree to any such plan. In fact, it is safe to assume that holders would not relinquish the rights and privileges attendant to the Class B Stock without a substantial financial inducement, thus placing the Proposal squarely within the ordinary business of the Company (see above). The Proponent states that among the steps the Board is to take includes "any encouragement and negotiation with Ford family shareholders to request that they relinquish for the common good of all shareholders any preexisting rights." This only emphasizes that the Proposal is beyond the power of the Board to implement since any negotiation would necessarily involve the agreement of the holders of Class B Stock. The Proposal does not recommend that the Board make a good faith effort to accomplish such recapitalization plan. The Proposal requests that the Board take the steps necessary to adopt such a plan. Because the Board of Directors cannot ensure that the holders of Class B Stock will agree to any proposed recapitalization plan, the Proposal is beyond the power of the Board to effectuate and, consequently, it may be excluded under Rule 14a-8(i)(6).

The Staff has consistently allow exclusion of proposals in instances where the Company cannot ensure a specific result of a shareholder vote. *See Bank of America Corporation* (February 24, 2004); *Wachovia Corporation* (February 24, 2004); *AmSouth Bancorporation* (February 24, 2004); and *H.J. Heinz Company* (June 14, 2004) *SouthTrust Corporation* (January 16, 2004) (proposals recommending that the Board amend the by-laws to separate the roles of Chairman and Chief Executive Officer and to require that an independent director serve as Chairman are excludable under Rule 14a-8(i)(6)). In each of the above decisions, the Staff noted that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." With respect to the Proposal, the Board cannot ensure that the holders of Class B Stock will agree to any redemption of the Class B Stock or any other action affecting the rights and privileges of the Class B Stock. Consequently, the recapitalization plan the Proposal requests the Board to adopt is beyond the power of the Board to implement and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

The Proposal is Impermissibly Vague and Indefinite

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the proxy rules. This includes proposals that are so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See Woodward Governor Co.* (November 26, 2003) (proposal requesting "compensation" for the "executives in the upper management (that being managers to board members)" based on stock growth); and *Proctor and Gamble Co.* (October 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies).

The Proposal is impermissibly vague and indefinite because it does not provide any parameters for the Board in its negotiation with the holders of Class B Stock. The Proposal merely states that the Board must take "all practicable steps including any encouragement and negotiation with Ford family shareholders to request that they relinquish ... any preexisting rights." No guidance if given as to what would be an acceptable bargain with the holders of Class B Stock to compensate them for the surrender their preexisting rights. As noted, it is inconceivable that holders of Class B Stock would surrender their rights and privileges without appropriate compensation. Would a certain dollar amount per share be appropriate? Would the holders of common stock be satisfied if the Company issued additional common stock in exchange for the Class B Stock, thus diluting current shareholders? Would granting the holders of Class B Stock the right to nominate and elect a certain number of directors to the Company's Board be appropriate? Because the Proposal does not provide any parameters for the negotiation with the holders of Class B Stock, shareholders cannot be sure what any recapitalization plan will involve and, if implemented, the Board would not be able to determine whether the recapitalization plan it may negotiate with the holders of Class B Stock complied with the requirements of the Proposal. We recognize, of course, that in the unlikely event such negotiations were successful, the modification to the Company's Restated Certificate of Incorporation would itself be subject to a shareholder vote (again, with the holders of Class B Stock voting separately as a class), it is not proper to ask the shareholders of the Company to approve sending the Board of Directors on such an inherently speculative mission without also giving the shareholders some concept of what would be considered an acceptable outcome. Consequently, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) as impermissibly vague and indefinite.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2005 Proxy Materials on the grounds that it contravenes: (i) rule 14a-8(i)(7) as relating to the ordinary business of the Company; (ii) Rule 14a-8(i)(6) as being beyond the power of the Company to effectuate; and (iii) Rule 14a-8(i)(3) as being impermissibly vague and indefinite. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2005 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Edward P. Olson (via Federal Express)
Mr. Jack Leeds (via Federal Express)
Mr. John Chevedden (via Federal Express)

[redacted]

EXHIBIT 1

Jack E. Leeds
44930 Dunbarton Drive
Novi, MI 48375

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

Dear Mr. Ford,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Jack E. Leeds
Jack E. Leeds

12-7-2004
Date

cc: Peter Sherry, Jr.
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

3 – One Share, One Vote

RESOLVED: The shareholders request that our Board of Directors take steps to adopt a recapitalization plan to provide for all of our Company's outstanding stock to have one vote per share. This would include all practicable steps including any encouragement and negotiation with Ford family shareholders to request that they relinquish for the common good of all shareholders any preexisting rights.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal. AND JACK LEEDS.

Ford Family shares are now allowed 16-votes per share compared to the one-vote per share for regular shareholders. Disproportionate voting power is dangerous to the interests of shareholders. This dual class voting stock reduces accountability by allowing corporate control to be retained by insiders.

The danger of giving disproportionate power to insiders is illustrated by Adelphia Communications, which was the nation's 6th largest cable television company in 2002. Adelphia's dual class voting stock gave the Rigas family control and contributed to Adelphia's participation in "one of the most extensive financial frauds ever to take place at a public company." See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002).

The Securities and Exchange Commission alleged that Adelphia fraudulently excluded more than $2.3 billion in bank debt from its consolidated financial statements and concealed "rampant self-dealing by the Rigas Family." Meanwhile, the price of Adelphia stock collapsed from $20 in March 2002 to $0.79 in June 2002, when it was delisted by NASD.

A few companies, including our company, still use dual class stock. Such companies take shareholder money but do not let shareholders have an equal voice in their company's management. Without a voice, shareholders cannot hold management accountable. Shareholders who finance the growth of our company should be able to hold our management accountable in financial and business matters.

In May 1994, the New York Stock Exchange issued a regulation prohibiting companies to newly issue stock with excessive voting power. Many companies have subsequently switched to a one share, one vote structure. Since 1999, fourteen (14) companies have moved from a dual class to a single class of stock. These include: Freeport McMoRan, Raytheon, FCX and Readers' Digest Association.

Ford had a market capitalization of $25 billion. This large capitalization magnifies the danger to investors that is inherent in any dual class voting structure. Please vote for this proposal to persuade our Board to take steps toward giving each share of Ford stock one vote per share.

One Share, One Vote
Yes on 3

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

December 21, 2004

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal for 2005 Annual Meeting

Dear Mr. Chevedden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal of Mr. Jack E. Leeds contained in your facsimile communication received by our offices on December 7, 2004, and the instruction to direct all communication to you. The cover letter requests that the proposal relating to the Board of Directors adopting a recapitalization plan that would, in effect, strip the holders of Class B Stock of their right to exercise 40% of the voting power of the Company (the "Proposal") be included in the Company's proxy materials for the 2005 Annual Meeting of Shareholders. We have confirmed with our transfer agent Mr. Leeds' share ownership eligibility to submit a proposal.

Please note that Ford reserves the right to seek a No-Action Letter from the SEC in respect of the Proposal should substantive grounds exist to exclude the Proposal. If you have any questions or would like to discuss the Proposal, please do not hesitate to contact me at the above listed number. Thank you for your interest in Ford Motor Company.

Very truly yours,

Jerome F. Zaremba

cc: Mr. Jack E. Leeds

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

Dear Mr. Ford,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

11/9/04
Date

cc: Peter Sherry, Jr.
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

3 – One Share, One Vote

RESOLVED: The shareholders request that our Board of Directors take steps to adopt a recapitalization plan to provide for all of our Company's outstanding stock to have one vote per share. This would include all practicable steps including any encouragement and negotiation with Ford family shareholders to request that they relinquish for the common good of all shareholders any preexisting rights.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

Ford Family shares are now allowed 16-votes per share compared to the one-vote per share for regular shareholders. Disproportionate voting power is dangerous to the interests of shareholders. This dual class voting stock reduces accountability by allowing corporate control to be retained by insiders.

The danger of giving disproportionate power to insiders is illustrated by Adelphia Communications, which was the nation's 6th largest cable television company in 2002. Adelphia's dual class voting stock gave the Rigas family control and contributed to Adelphia's participation in "one of the most extensive financial frauds ever to take place at a public company." See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002).

The Securities and Exchange Commission alleged that Adelphia fraudulently excluded more than $2.3 billion in bank debt from its consolidated financial statements and concealed "rampant self-dealing by the Rigas Family." Meanwhile, the price of Adelphia stock collapsed from $20 in March 2002 to $0.79 in June 2002, when it was delisted by NASD.

A few companies, including our company, still use dual class stock. Such companies take shareholder money but do not let shareholders have an equal voice in their company's management. Without a voice, shareholders cannot hold management accountable. Shareholders who finance the growth of our company should be able to hold our management accountable in financial and business matters.

In May 1994, the New York Stock Exchange issued a regulation prohibiting companies to newly issue stock with excessive voting power. Many companies have subsequently switched to a one share, one vote structure. Since 1999, fourteen (14) companies have moved from a dual class to a single class of stock. These include: Freeport McMoRan, Raytheon, FCX and Readers' Digest Association.

Ford had a market capitalization of $25 billion. This large capitalization magnifies the danger to investors that is inherent in any dual class voting structure. Please vote for this proposal to persuade our Board to take steps toward giving each share of Ford stock one vote per share.

One Share, One Vote
Yes on 3

From: Edward P. Olson <captepjo@yahoo.com>
To: Christina Lai <clai@yahoo-inc.com>
Cc: Edward P Olson <captepjo@yahoo.com>
Date: Saturday, December 11, 2004 8:43 PM
Subject: Fwd: Share Owner Verification - PW72 6351-1568; Olson

---

Jerome Zaremba
for Mr. Olson.

--- Eve King <Eve.King@wedbush.com> wrote:

> From: Eve King <Eve.King@wedbush.com>
> To: "'captepjo@yahoo.com'" <captepjo@yahoo.com>
> CC: "'kathleen@balkman.com'" <kathleen@balkman.com>,
>
> "'ryanhixon@pwfinancial.com'"
> <ryanhixon@pwfinancial.com>
> Subject: Share Owner Verification - PW72 6351-1568;
> Olson
> Date: Thu, 9 Dec 2004 08:19:02 -0800
>
>
>
> As the clearing agent for Mr. Olson's broker/dealer,
> Pacific West
> Securities, and the Custodian of Mr. Olson's
> retirement account, this is to
> confirm that Mr. Olson has owned no less than
> $2,000.00 worth of the
> following stocks
> continuously for no less than 14 months as of
> December 3, 2004:
>
> 329 shares DirecTV Group, Inc. (DTV)
> 600 shares Goodyear Tire & Rubber (GT)
> 300 shares Intel Corp. (INTC)
> 100 shares JPMorgan Chase & Co (JPM)
> 1,200 shares Schwab Charles Cor New (SCH)
> 300 shares Sprint Corp. (FON)
> 600 shares Tex Instruments, Inc. (TXN)
> 400 shares Time Warner, Inc. New (TWX)
> 600 shares Xerox Corp.(XRX)

(E) Please see p.2 - last item.

Post-it® Fax Note 7671	Date 12-20-04 # of pages ▶
To Peter Sherry, Jr.	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 313-278-8713	Fax #

> 700 shares Yahoo, Inc. (YHOO)
> 200 shares Boeing, Co. (BA)
> 200 shares Ford Motor (F)
>
>
>

From: Edward P. Olson <captepjo@yahoo.com>
To: Christina Lai <clai@yahoo-inc.com>
Cc: Edward P Olson <captepjo@yahoo.com>
Date: Saturday, December 11, 2004 8:43 PM
Subject: Fwd: Share Owner Verification - PW72 6351-1568; Olson

---

--- Eve King <Eve.King@wedbush.com> wrote

> From: Eve King <Eve.King@wedbush.com>
> To: "'captepjo@yahoo.com'" <captepjo@yahoo.com>
> CC: "'kathleen@balkman.com'" <kathleen@balkman.com>,
>
> "'ryanhixon@pwfinancial.com'"
> <ryanhixon@pwfinancial.com>
> Subject: Share Owner Verification - PW72 6351-1568;
> Olson
> Date: Thu, 9 Dec 2004 08:19:02 -0800
>
>
>
> As the clearing agent for Mr. Olson's broker/dealer,
> Pacific West
> Securities, and the Custodian of Mr. Olson's
> retirement account, this is to
> confirm that Mr. Olson has owned no less than
> $2,000.00 worth of the
> following stocks
> continuously for no less than 14 months as of
> December 3, 2004:
>
> 329 shares DirecTV Group, Inc. (DTV)
> 600 shares Goodyear Tire & Rubber (GT)
> 300 shares Intel Corp. (INTC)
> 100 shares JPMorgan Chase & Co (JPM)
> 1,200 shares Schwab Charles Cor New (SCH)
> 300 shares Sprint Corp. (FON)
> 600 shares Tex Instruments, Inc. (TXN)
> 400 shares Time Warner, Inc. New (TWX)
> 600 shares Xerox Corp.(XRX)

(E) Pls see p.2 - last item.

Post-it® Fax Note 7671	Date 12-20-04 # of pages ▶
To Pete Sherry, Jr.	From Jim Chevalier
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 313-278-8713	Fax #

> 700 shares Yahoo, Inc. (YHOO)
> 200 shares Boeing, Co. (BA)
> 200 shares Ford Motor (F)
>
>
>

Ford Motor Company

Peter J. Sherry, Jr.
Secretary

December 15, 2004

Mr. Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Re: Shareholder Proposal for 2005 Annual Meeting

Dear Mr. Olson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your facsimile communication received by our offices on December 1, 2004, and the instruction to direct all communication to Mr. John Chevedden. Given the nature of our request below, however, this letter is addressed to you. The cover letter requests that the proposal relating to the Board of Directors adopting a recapitalization plan that would, in effect, strip the holders of Class B Stock of their right to exercise 40% of the voting power of the Company (the "Proposal") be included in the Company's proxy materials for the 2005 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 323-2130 or Jerome Zaremba of my office at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Encl.

cc: John Chevedden

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

FORD MOTOR COMPANY

RESTATED

CERTIFICATE OF INCORPORATION

August 2, 2000

TABLE OF CONTENTS

CERTIFICATION

The undersigned officer of Ford Motor Company, a Delaware corporation, does hereby certify that the following is a true and correct copy of the Restated Certificate of Incorporation of the Company in effect on the date hereof.

Witness my hand and the seal of the Company this ________ day of ____________________, _________.

____
Secretary

RESTATED

CERTIFICATE OF INCORPORATION

OF

FORD MOTOR COMPANY

(originally incorporated on July 9, 1919 under the name Eastern Holding Company)

FIRST. The name of the corporation is Ford Motor Company.

SECOND. Its registered office in the State of Delaware is located at 1209 Orange Street in the City of Wilmington, County of New Castle. The name and address of its registered agent is THE CORPORATION TRUST COMPANY, 1209 Orange Street, Wilmington, Delaware 19801.

THIRD. The nature of the business of the corporation, and the objects or purposes proposed to be transacted, promoted or carried on by it, are:

1. To manufacture, buy, sell, deal in and with automobiles, trucks, cars, tractors, farm machinery and implements, aircraft, landcraft and watercraft, and vehicles and articles of every type and description, and parts, accessories and equipment therefor and for use in connection therewith, and generally to conduct a manufacturing business in all its branches;

2. To manufacture, buy, sell, deal in, and to engage in, conduct and carry on the business of manufacturing, buying, selling and dealing in goods, commodities, wares, merchandise, services and real and personal property of every type and description;

3. To engage in and carry on the business of mining, drilling for, preparing for market, buying, selling, exchanging, producing and otherwise dealing in coal, oil, gas, minerals, ores and metals, and in the products and by-products thereof, of every type and description; to buy, sell, exchange, lease, acquire and deal in lands, mines, coal, oil, gas and mineral rights and claims, and to conduct all business appertaining thereto;

4. To buy, sell, exchange, lease, acquire, deal in and with, and operate boats, vessels, railroads and means of transportation of every type and description and to conduct all business appertaining thereto;

5. To render management, supervisory, accounting, styling, technical and other services and advice for any person, firm, association or corporation, domestic or foreign, by contract or otherwise, and to receive therefor fixed or contingent compensation, or compensation in the form of commissions, management fees, shares in gross or net receipts or profits, or in any other manner, or upon any other terms whatsoever, or so to act without direct compensation;

6. To sow, cultivate and harvest agricultural products and products of the soil; to breed, feed, raise, slaughter, store, pack, sell and deal in and with livestock and products therefrom; to operate greenhouses, hotbeds and cold frames for the raising of plants, shrubs and flowers; in general to conduct in all their several departments and branches the businesses of agriculturists, farmers, fruit growers, dairymen, stock raisers, slaughterers, packers, gardeners, nurserymen and florists;

7. To improve, manage, develop, sell, assign, transfer, lease, mortgage, pledge, or otherwise dispose of or turn to account or deal with all or any part of the property of the corporation and from time to time to vary any investment or employment of capital of the corporation;

8. To borrow money, and to make and issue notes, bonds, debentures, obligations and evidences of indebtedness of every type and description, whether secured by mortgage, pledge or otherwise, without limit as to amount, and to secure the same by mortgage, pledge or otherwise; and generally to make and perform agreements and contracts of every type and description;

9. To the same extent as natural persons might or could do, to purchase or otherwise acquire, and to hold, own, maintain, work, develop, sell, lease, exchange, hire, convey, mortgage or otherwise dispose of and deal in, lands and leaseholds, and interests, estates and rights of every type and description in real, personal or mixed property, and franchises, rights, licenses or privileges necessary, convenient or appropriate for any of the purposes herein expressed;

10. To apply for, obtain, register, purchase, lease or otherwise acquire and to hold, own, use, develop, operate and introduce, and to sell, assign, grant licenses or territorial rights in respect to, or otherwise to turn to account or dispose of, copyrights, trademarks, trade names, brands, labels, and registrations of the foregoing whether issued by the United States or any other country or government, patent rights, letters patent of the United States or of any other country or government, and inventions, improvements and processes, whether used in connection with or secured under letters patent or otherwise;

11. To make donations for the public welfare or for charitable, scientific or educational purposes; and to cooperate with other corporations or with natural persons, or to act alone, in the creation and maintenance of community funds or of charitable, scientific, or educational instrumentalities;

12. To acquire by purchase, subscription or otherwise, and to hold for investment or otherwise and to use, sell, assign, underwrite, transfer, mortgage, pledge or otherwise deal with or dispose of stocks, bonds or any other obligations or securities of any person, firm, association or corporation, public, private or municipal, or of the Government of the United States or of any state, territory, colony or dependency thereof, or of any foreign state or country; to merge or consolidate with any corporation in such manner as may be permitted by law; to acquire, and to pay for in cash, stocks or bonds of this corporation, or otherwise, the good will, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities, of any person, firm, association or corporation; to aid in any manner any corporation whose stocks, bonds or other obligations are held or in any manner guaranteed by this corporation, or in which this corporation is in any way interested; and to do any other act or thing for the preservation, protection, improvement or enhancement of the value of any such stocks, bonds or other obligations; and while the owner of such stocks, bonds or other obligations to exercise all the rights, powers and privileges of ownership thereof, and to exercise any and all voting powers thereon; to guarantee the payment of dividends upon any stock, or of the principal or interest, or both, of any bond or other obligation, and the performance of any contract; and

13. To do everything necessary, suitable or proper for the accomplishment of any purpose or the attainment of any object or the furtherance of any power hereinbefore set forth, either alone or in association with other corporations, firms or individuals, and to do every other act or thing incidental or appurtenant to or growing out of or connected with the aforesaid business or purposes, objects or powers, or any part or parts thereof, provided the same be not inconsistent with the laws under which the corporation is organized.

The business of the corporation is from time to time to do any one or more of the acts and things hereinabove set forth, and it shall have power to conduct and carry on its business, or any part thereof, and to have one or more offices, and to exercise any or all of its corporate powers and rights in the State of Delaware, and in the various other states, territories, colonies and dependencies of the United States, in the District of Columbia, and in any or all foreign countries.

The objects and purposes of the corporation amended herein shall be construed as powers as well as objects and purposes and their enumeration herein shall not be deemed to exclude, by inference or otherwise, any power, object or purpose which the corporation is empowered to exercise, whether expressly or impliedly, under the law of the State of Delaware now or hereafter in effect.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 6,560,117,376 shares, consisting of 30,000,000 shares of Preferred Stock of the par value of One Dollar ($1.00) each, 530,117,376 shares of Class B Stock of the par value of One Cent ($0.01) each, and 6,000,000,000 shares of Common Stock of the par value of One Cent ($0.01) each.

The following is a statement of all of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of the three classes of the stock of the corporation:

SECTION 1.

VOTING POWERS AND RIGHTS.

1.1. **Generally.** All rights to vote and all voting power (including, without limitation thereto, the right to elect directors) shall be vested exclusively, in accordance with the provisions of subsections 1.1 through 1.7, inclusive, in the holders of Class B Stock and the holders of Common Stock, voting together without regard to class, all except as otherwise expressly provided by subsection 1.7 or by the Board of Directors pursuant to subsection 9.1 or as otherwise expressly required by the law of the State of Delaware.

1.2. **Common Stock.** At every meeting of the stockholders each holder of Common Stock shall be entitled to one vote for each share of such stock held by him.

1.3. **Class B Stock.** At every meeting of the stockholders each holder of Class B Stock shall be entitled, for each share of such stock held by him, to such number of votes (which may be or include a fraction of a vote) as shall be determined in accordance with the provisions of this subsection 1.3, which number of votes, so determined from time to time, is hereinafter referred to as the "Class B voting power per share."

1.3a. **40% of Total Voting Power.** Until the total number of outstanding shares of Class B Stock shall first fall below 60,749,880, the Class B voting power per share shall be the quotient derived by dividing the total number of outstanding shares of Class B Stock into a number equal to two-thirds of the aggregate number of votes which could be cast by the holders of all of the outstanding shares of (i) Common Stock and (ii) Full Voting Preferred Stock (as defined in subsection 9.2), if any, if they were present at the meeting.

1.3b. **30% of Total Voting Power.** From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 60,749,880 and until such number shall first fall below 33,749,932, the Class B voting power per share shall be the quotient derived by dividing the total number of outstanding shares of Class B Stock into a number equal to three-sevenths of the aggregate number of votes which could be cast by the holders of all of the outstanding shares of (i) Common Stock and (ii) Full Voting Preferred Stock, if any, if they were present at the meeting.

1.3c. **One Vote per Share Voting Power.** From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, the Class B voting power per share shall be one vote per share.

1.3d. **Computations.** The quotients referred to in this subsection 1.3 shall be computed to the nearest one-thousandth of a vote (or, if there be no nearest one-thousandth, shall be computed to a ten-thousandth of a vote).

1.4. **No Cumulative Voting.** No stockholder shall be entitled to exercise any right of cumulative voting. If, however, any stockholder should at any time become entitled to exercise a right of cumulative voting, whether by express requirement of the law of the State of Delaware or otherwise, then at all elections of directors each holder of Class B Stock shall be entitled to cast for each share of Class B Stock held by him a number of votes equal to the Class B voting power per share then exercisable (computed as provided in subsection 1.3), each holder of Common Stock shall be entitled to cast one vote for each share of Common Stock held by him, and each holder of Full Voting Preferred Stock, if any, of any series shall be entitled to cast the number of votes (which may be one vote or more or less than one vote) for each share of Full Voting Preferred Stock held by him which the Board of Directors shall have determined pursuant to subsection 9.1 in establishing voting rights with respect to such series, in each case multiplied by the number of directors to be elected, and each such holder shall be entitled to cast all of his votes for a single director or to distribute them among the number of directors to be voted for, or to cast his votes for any two or more of them as he may see fit.

1.5. **Quorum.** At any meeting of stockholders, the presence in person or by proxy of the holders of shares entitled to cast a majority of all of the votes (computed, in the case of each share of Class B Stock, as provided in subsection 1.3) which could be cast at such meeting by the holders of all of the outstanding shares of stock of the corporation entitled to vote on every matter that is to be voted on without regard to class at such meeting shall constitute a quorum.

1.6. **Manner of Voting.** At every meeting of stockholders, the holders of Class B Stock, the holders of Common Stock and the holders of Full Voting Preferred Stock, if any, shall vote together, without regard to class, and their votes (computed, in the case of each share of Class B Stock, as provided in subsection 1.3) shall be counted and totalled together; and at any meeting duly called and held at which a quorum (determined in accordance with the provisions of subsection 1.5) is present, a majority of the votes (computed, in the case of each share of Class B Stock, as provided in subsection 1.3) which could be cast at such meeting upon a given question by such holders who are present in person or by proxy shall be necessary, in addition to any vote or other action that may be expressly required by the provisions of this Certificate of Incorporation or by the law of the State of Delaware, to decide such question, and shall decide such question if no such additional vote or other action is so required.

1.7. **Class Vote by Class B Stock.** Notwithstanding any of the other provisions of this Section 1, the corporation shall not, until the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, take any of the following actions except with the affirmative vote of the holders of a majority of the outstanding shares of Class B Stock, given separately as a class, which vote shall be in addition to any vote or other action required by the law of the State of Delaware:

(i) issue any additional shares of Class B Stock except pursuant to an offer for subscription or purchase required by the provisions of subsection 4.3 or for the purpose of payment of a stock dividend; or

(ii) effect any reduction, by amendment of the Certificate of Incorporation, retirement or exchange or otherwise, in the number of outstanding shares of Class B Stock in any manner other than by conversion into Common Stock as expressly provided in Section 2 or through voluntary disposition thereof to the corporation by a holder of shares of Class B Stock; or

(iii) effect any change or alteration in any provision of this Article FOURTH, except as required by the provisions of subsection 3.3; or

(iv) merge or consolidate with or into any other corporation, or permit any other corporation to merge or consolidate with or into it; or

(v) sell, lease or exchange all or substantially all of its property and assets; or

(vi) transfer any assets to another corporation and in connection therewith distribute stock or other securities of such other corporation to the holders of stock or other securities of this corporation; or

(vii) voluntarily dissolve or liquidate.

1.8. **Preferred Stock.** Each holder of Preferred Stock shall be entitled to vote to the extent, if any, provided by the Board of Directors pursuant to subsection 9.1.

SECTION 2.

OWNERSHIP AND CONVERSION OF CLASS B STOCK.

2.1. **Ownership of Class B Stock.** Until the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, holders of shares of such stock may (i) sell or otherwise dispose of or transfer any or all of the shares of such stock held by them, respectively, only to persons who at the time of transfer meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2, and to no other persons, or (ii) convert any or all of such shares into shares of Common Stock for the purpose of effecting the sale or disposition of such shares of Common Stock to any person as provided in subsection 2.3. Until such time, no one other than those persons in whose names shares of Class B Stock become registered on the original stock ledger of the corporation by reason of their record ownership of shares of Class A Common Stock or Class B Common Stock of the corporation which are reclassified into shares of Class B Stock, or transferees or successive transferees who at the time of transfer meet such qualifications set forth in subsection 2.2, shall by virtue of the acquisition of a certificate for shares of Class B Stock have the status of an owner or holder of shares of Class B Stock or be recognized as such by the corporation or be otherwise entitled to enjoy for his own benefit the special rights and powers of a holder of shares of Class B Stock.

From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, holders of shares of such stock may (i) sell or otherwise dispose of or transfer such shares to any person or (ii) convert such shares into shares of Common Stock for any purpose as provided in subsection 2.4, and any person may have the status of an owner or holder of shares of Class B Stock.

Holders of shares of Class B Stock may at any and all times transfer to any person the shares of Common Stock issuable upon conversion of such shares of Class B Stock.

2.2. **Transfers of Class B Stock on Corporate Books.** Shares of Class B Stock shall be transferred on the books of the corporation and a new certificate therefor issued, upon presentation at the office of the Secretary of the corporation (or at such additional place or places as may from time to time be designated by the Secretary or any Assistant Secretary of the corporation) of the certificate for such shares, in proper form for transfer and accompanied by all requisite stock transfer tax stamps, only if such certificate when so presented shall also be accompanied by an affidavit of the record holder of such shares stating that such certificate is being presented to effect a transfer of such shares to any one or more of the following:

(i) a natural person who meets the qualification that he is either (A) a natural person in whose name shares of Class B Stock became registered on the original stock ledger of the corporation by reason of his record ownership of shares of Class A Common Stock or Class B Common Stock of the corporation which were reclassified into shares of Class B Stock, or (B) a descendant (including any descendant by adoption and any descendant of an adopted descendant) of a natural person in whose name shares of Class B Stock were so registered by reason of such record ownership, or (C) a spouse or surviving spouse of a natural person who is or was while living included within the provisions of either of the foregoing subclauses (A) or (B); or

(ii) any two or more natural persons each of whom meets the qualification set forth in clause (i) next above; or

(iii) a transferee as trustee of a trust, created by deed or will, which trust meets the following requirements: (1) the income thereof from the date of transfer to such trustee shall be required to be paid to or applied for the use and benefit of or accumulated for one or more natural persons, concurrently or successively, all of whom meet or will meet the qualification set forth in clause (i) above, and no other persons, except for such portion of the income as is payable to or to be applied for the use and benefit of or accumulated for one or more (A) other natural persons during terms not to exceed their respective lives, who, though they do not meet the qualification set forth in clause (i) above, are relatives of or are or were employees or dependents of natural persons meeting such qualification, or (B) exempt organizations (as defined in subsection 2.7) for terms not exceeding 33 years from the date of the commencement of the trust, and except for such accumulated income as may be required to be paid over to others upon the death of the person for whom it was accumulated, and (2) the principal thereof shall be required to be transferred, assigned and paid over upon failure or termination of the interests in the income thereof referred to in subclause (1) above; *provided, however,* that if the provisions of such trust relating to the disposition of income or principal are subject to amendment in such manner that the trust could be changed to a trust not meeting the requirements of this clause (iii), the trustee thereof, as such, shall have entered into a written agreement with the corporation providing that if such trust shall be amended at any time prior to the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932 such trustee will promptly deliver to the corporation a copy, duly certified by such trustee, of the instrument effecting such amendment and will, unless such trust as so amended then meets the requirements of this clause (iii), promptly surrender the certificates for the shares of Class B Stock then held in such trust for conversion of such shares into an equal number of shares of Common Stock in the manner set forth in subsection 3.1; or

(iv) a stock corporation (hereinafter called a "corporate holder"), not less than 75% of the number of outstanding shares of each class of the capital stock (other than shares of non-voting preferred stock as defined in subsection 2.7) of which shall, at the time at which the certificate for shares of Class B Stock is presented for transfer, be owned beneficially and of record by natural persons who meet the qualification set forth in clause (i) above (provided that the same natural person need not be both the beneficial and the record owner), or be owned of record by trustees (or successor trustees) of trusts which meet the requirements set forth in clause (iii) above, or be so owned in part by such natural persons and so owned in part by such trustees (or successor trustees); which corporate holder shall have entered into a written agreement with this corporation providing that if, at any time prior to the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, less than 75% of the number of outstanding shares of each class of the capital stock (other than shares of non-voting preferred stock as defined in subsection 2.7) of such corporate holder shall be so owned, then such corporate holder will either promptly (A) transfer the shares of Class B Stock then held by it to one or more persons who at the time of transfer meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2 and cause the certificates therefor to be duly presented for transfer into the name of such person or persons, or (B) surrender the certificates for such shares of Class B Stock for conversion of such shares into an equal number of shares of Common Stock, in the manner set forth in subsection 3.1, or (C) transfer some of such shares as provided in the foregoing subclause (A) and surrender the certificates for the remainder of such shares for conversion as provided in the foregoing subclause (B); or

(v) a legatee under the will of any stockholder of the corporation deceased prior to the effective date of the reclassification of the Class A Common Stock and the Class B Common Stock of the corporation into Class A Stock, Class B Stock and Common Stock, such transfer being made for the purpose of satisfying, in any manner permitted by such will, all or any part of the claim of the said legatee in respect to a legacy of any kind under said will; *provided, however,* that the aggregate number of shares of Class B Stock transferred pursuant to this clause (v) shall not exceed 8,437,480; or

(vi) a transferee as successor trustee or as co-trustee of a trust of which his immediate transferor was or is a trustee registered as a record holder of such shares of Class B Stock as permitted by the provisions of subsection 2.1; *provided, however,* that if the proviso in clause (iii) above is applicable such successor trustee or co-trustee shall have entered into a written agreement with the corporation whereby he assumes the obligations of the agreement required by said clause (iii); or

(vii) the corporation for the purpose of retirement pursuant to the provisions of subsection 3.3;

and if the certificate for such shares of Class B Stock when presented for transfer shall also be accompanied

(a) in the case of a transfer to a transferee as trustee of a trust which meets the requirements set forth in clause (iii) above, by copies, duly certified by such trustee, of the instrument creating such trust and of all amendments thereto, and by an original counterpart or certified copy of any agreement required by said clause (iii), or

(b) in the case of a transfer to a corporate holder as defined in clause (iv) above, by a copy, duly certified by the Secretary or an Assistant Secretary of such corporate holder, of the list of its stockholders and their respective holdings as shown on its stock books at the time at which the certificate for shares of Class B Stock is presented for transfer, and by an original counterpart or certified copy of the agreement referred to in said clause (iv), or

(c) in the case of a transfer to a legatee described in clause (v) above, by a copy of the will of the deceased stockholder, duly certified by the clerk of the court in which the same shall have been probated, or

(d) in the case of a transfer to a transferee as successor trustee or co-trustee as permitted by clause (vi) above, by an original counterpart or certified copy of any agreement of such transferee required by said clause (vi).

From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, shares of Class B Stock shall be transferable to any person without regard to the foregoing provisions of this subsection 2.2.

2.3. **Conversion of Class B Stock for the Purpose of Sale or Other Disposition.** A record holder of shares of Class B Stock shall be entitled at any time and from time to time to convert any or all of such shares held by him into the same number of shares of Common Stock in the manner set forth in subsection 3.1, for the purpose of effecting the sale or other disposition of such shares of Common Stock, by surrendering certificates representing the shares of Class B Stock to be converted, in proper form for transfer of the shares of Common Stock issuable upon such conversion and accompanied by all stock transfer tax stamps requisite for such transfer, and also accompanied by a written notice by such record holder to the corporation stating that such record holder desires to convert such shares of Class B Stock into the same number of shares of Common Stock for the purpose of the sale or other disposition of such shares of Common Stock and requesting that the corporation issue all of such shares of Common Stock to persons (other than such record holder) named therein, setting forth the number of shares of Common Stock to be issued to each such person and the denominations in which the certificates therefor are to be issued. Each such notice shall be signed by the record holder (or in an appropriate case by his guardian, committee, executor, administrator or other legal representative).

If a record holder of shares of Class B Stock shall deliver a certificate for such shares, endorsed by him for transfer or accompanied by an instrument of transfer signed by him, to a person who does not meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2, then such person or any successive transferee of such certificate may treat such endorsement or instrument as authorizing him on behalf of such record holder to convert such shares in the manner above provided for the purpose of the transfer to himself of the shares of Common Stock issuable upon such conversion, and to give on behalf of such record holder the written notice of conversion above required, and may convert such shares of Class B Stock accordingly.

If such shares of Class B Stock shall improperly have been registered in the name of such a person (or in the name of any successive transferee of such certificate) and a new certificate therefor issued, such person or transferee may surrender such new certificate for cancellation, accompanied by the written notice of conversion above required, in which case (A) such person or transferee shall be deemed to have elected to treat the endorsement on (or instrument of transfer accompanying) the certificate so delivered by such former record holder as authorizing such person or transferee on behalf of such former record holder so to convert such shares and so to give such notice, (B) the shares of Class B Stock registered in the name of such former record holder shall be deemed to have been surrendered for conversion for the purpose of the transfer to such person or transferee of the shares of Common Stock issuable upon conversion, and (C) the appropriate entries shall be made on the books of the corporation to reflect such action.

2.4. **Ultimate Convertibility of Class B Stock for Any Purpose.** From and after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932, (i) each record holder of shares of such stock may convert such shares into an equal number of shares of Common Stock, irrespective of the purpose of such conversion, by surrendering the certificates for such shares in the manner set forth in subsection 3.1; and (ii) no additional shares of Class B Stock shall be issued by the corporation, and the corporation shall promptly after such time take such appropriate action as may be necessary to reduce the authorized amount of Class B Stock to the number of shares then outstanding.

2.5. **Legend on Certificates for Class B Stock.** Every certificate for shares of Class B Stock shall bear a legend on the face thereof reading as follows:

> "The shares of Class B Stock represented by this certificate may not be transferred to any person who does not meet the qualifications set forth in clause (i), (ii), (iii), (iv), (v), (vi) or (vii) of subsection 2.2 of Article FOURTH of the Certificate of Incorporation of this corporation as amended (Sections 1 to 10 of said Article FOURTH being set forth in full on the reverse hereof) and no person who does not meet the qualifications prescribed by subsection 2.1 of said Article FOURTH is entitled to own or to be registered as the record holder of such shares of Class B Stock, until the time referred to in said subsection 2.1, but the record holder of this certificate may at any time convert such shares of Class B Stock into the same number of shares of Common Stock for the purpose of effecting the sale or other disposition of such shares of Common Stock to any person. Each holder of this certificate, by accepting the same, accepts and agrees to all of the foregoing."

Any certificate for shares of Class B Stock which shall be issued after the time when the total number of outstanding shares of Class B Stock shall first fall below 33,749,932 shall not bear such legend.

2.6. **Violations of Subsections 2.1 and 2.2.** In the event that the Board of Directors of the corporation (or any committee of the Board of Directors, or any officer of the corporation, designated for the purpose by the Board of Directors) shall determine, upon the basis of facts not disclosed in any affidavit or other document accompanying the certificate for shares of Class B Stock when presented for transfer, that such shares of Class B Stock have been registered in violation of the provisions of subsection 2.1 or 2.2, or shall determine that a person is enjoying for his own benefit the special rights and powers of shares of Class B Stock in violation of such provisions, then the corporation shall take such action at law or in equity as is appropriate under the circumstances. An unforeclosed pledge made to secure a bona fide obligation shall not be deemed to violate such provisions.

2.7. **Definitions; Verification of Affidavits.** For the purposes of this Section 2, each reference to a "person" shall be deemed to include not only a natural person, but also a corporation, partnership, association, unincorporated organization or legal entity of any kind; each reference to a "natural person" (or to a "record holder" of shares, if a natural person) shall be deemed to include in his representative capacity a guardian, committee, executor, administrator or other legal representative of such natural person or record holder; the term "non-voting preferred stock" as applied to stock in a corporate holder, shall mean stock which does not entitle the holder thereto to vote for the election of directors under any circumstances and carries no right to dividends or interest in earnings other than the right to dividends in a fixed amount per annum, which right may be cumulative; and the term "exempt organization" shall mean any corporation, community chest, fund or foundation organized and operated exclusively for religious, charitable, scientific, literary, or educational purposes which, at the date of verification of the affidavit in which reference thereto is made, shall have been exempted or be exempt, wholly or partially, from taxation on income under the provisions of Section 501(c)(3) of the Internal Revenue Code of 1986, as then in effect, or other provision of Federal law then in effect governing the exemption from Federal taxation on income of institutions organized and operated exclusively for any one or more of the foregoing purposes. Each affidavit of a record holder furnished pursuant to subsection 2.2 shall be verified as of a date not earlier than five days prior to the date of delivery thereof, and, where such record holder is a corporation or partnership, shall be verified by an officer of the corporation or by a general partner of the partnership, as the case may be.

SECTION 3.

GENERAL PROVISIONS WITH RESPECT TO CONVERSIONS.

3.1. **Manner of Effecting Conversions.** Each conversion of shares of Class B Stock into shares of Common Stock made pursuant to the provisions of Section 2 shall be effected by the surrender of the certificate representing the shares to be converted at the office of the Secretary of the corporation (or at such additional place or places as may from time to time be designated by the Secretary or any Assistant Secretary of the corporation) in such form and accompanied by such notice, affidavits, other documents and stock transfer tax stamps, if any, as may be prescribed by and shall comply with the applicable provisions of Section 2, and upon such surrender the record holder of such shares (or, in the case of a conversion made for the purpose of effecting the sale, gift or other disposition of the shares of Common Stock issuable upon such conversion, the person named in the prescribed notice) shall be entitled to become, and shall be registered in the original stock ledger of the corporation as, the record holder of the number of shares of Common Stock issuable upon such conversion, and each such share of Class B Stock shall be converted into one share of Common Stock, as the Common Stock shall then be constituted, and thereupon there shall be issued and delivered to such record holder or other named person, as the case may be, promptly at such office or other designated place, a certificate or certificates for such number of shares of Common Stock.

3.2. **Dividends.** Upon any conversion of shares of Class B Stock into shares of Common Stock pursuant to the provisions of Section 2, any dividend, for which the record date shall be subsequent to such conversion, which may have been declared on the shares of Class B Stock so converted shall be deemed to have been declared, and shall be payable, with respect to the shares of Common Stock into or for which such shares of Class B Stock shall have been so converted, and any such dividend which shall have been declared on such shares payable in shares of Class B Stock shall be deemed to have been declared, and shall be payable, in shares of Common Stock.

3.3. **Prohibition against Reissue.** The corporation shall not reissue or resell any shares of Class B Stock which shall have been converted into shares of Common Stock pursuant to or as permitted by the provisions of Section 2, or any shares of Class B Stock which shall have been acquired by the corporation in any other manner. The corporation shall, from time to time, take such appropriate action as may be necessary to retire such shares and to reduce the authorized amount of Class B Stock accordingly.

3.4. **Reservation of Common Stock.** The corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, such number of shares of Common Stock as would become issuable upon the conversion of all shares of Class B Stock then outstanding.

3.5. **Investigation of Facts.** In connection with any transfer or conversion of any stock of the corporation pursuant to or as permitted by the provisions of Section 2 of this Article FOURTH, or in connection with the making of any determination referred to in subsection 2.6,

(i) the corporation shall be under no obligation to make any investigation of facts unless an officer, employee or agent of the corporation responsible for making such transfer or determination or issuing Common Stock pursuant to such conversion has substantial reason to believe, or unless the Board of Directors (or a committee of the Board of Directors designated for the purpose) determines that there is substantial reason to believe, that any affidavit or other document is incomplete or incorrect in a material respect or that an investigation would disclose facts upon which any determination referred to in subsection 2.6 should be made, in either of which events the corporation shall make or cause to be made such investigation as it may deem necessary or desirable in the circumstances and have a reasonable time to complete such investigation, and

(ii) neither the corporation nor any director, officer, employee or agent of the corporation shall be liable in any manner for any action taken or omitted in good faith.

SECTION 4.

SUBSCRIPTION RIGHTS.

4.1. **Special Right of Subscription -- Class B Stock.** No shares of Class B Stock and no obligations or shares convertible into shares of Class B Stock, whether now or hereafter authorized and whether unissued or in the treasury, shall be issued, for money paid, property or any other consideration, unless the holders of Class B Stock shall first have been given a special right to subscribe thereto, on a ratable basis, at a price not less favorable than that at which such shares or obligations are to be offered to others.

4.2. **Other Subscription Rights Denied.** Except for the special subscription rights conferred on the holders of Class B Stock by the provisions of subsections 4.1 and 4.3, no holder of stock of the corporation of any class shall have any pre-emptive or preferential right to subscribe to or purchase any shares of any class of stock of the corporation, whether now or hereafter authorized and whether unissued or in the treasury, or any obligations convertible into shares of any class of stock of the corporation, at any time issued or sold, or any right to subscribe to or purchase any thereof.

4.3. **Discretionary Offering of Common Stock.** If the Board of Directors in its discretion should at any time offer shares of Common Stock, or any shares or obligations convertible into shares of Common Stock, for subscription or purchase by the holders of Common Stock, then there shall be offered to all of the holders of Class B Stock for subscription or purchase on a ratable basis, and at the same price per share or unit, shares of stock of that class, or shares or obligations convertible into shares of stock of that class, as the case may be; *provided, however,* that from and after the time when the total number of outstanding shares of Class B Stock shall first have fallen below 33,749,932, there shall be offered to the holders of the outstanding shares of such stock for subscription or purchase shares of Common Stock or shares or obligations convertible into shares of Common Stock, as the case may be, in lieu of additional shares of Class B Stock or shares or obligations convertible into shares of Class B Stock, as the case may be.

SECTION 5.

RIGHTS TO DIVIDENDS.

When and as dividends are declared (other than dividends declared with respect to Preferred Stock), whether payable in cash, in property or in shares of stock of the corporation (other than shares of Class B Stock or Common Stock), the holders of Class B Stock and the holders of Common Stock shall be entitled to share equally, share for share, in such dividends. No dividends shall be declared or paid in shares of Class B Stock or Common Stock of the corporation, except dividends, otherwise ratable, payable in shares of Class B Stock to holders of that class of stock, and in shares of Common Stock to holders of that class of stock; *provided, however*, that from and after the time when the total number of outstanding shares of Class B Stock shall first have fallen below 33,749,932, any such dividend shall be declared and paid to the holders of shares of Class B Stock in shares of Common Stock.

SECTION 6.

ADJUSTMENTS.

6.1. **Increase in Outstanding Stock.** If the corporation shall in any manner increase the number of outstanding shares of Class B Stock, then each of the share numbers set forth in the Table below and appearing in the provision of this Article FOURTH set forth in such Table opposite such share number shall be deemed to be increased by a number bearing the same proportion to such share number that such increase in the number of outstanding shares of Class B Stock bears to the number of shares of Class B Stock outstanding immediately prior to such increase; and in each such case all of such provisions and this subsection 6.1 shall be applied so as to give effect to such share numbers as so increased. If any such increase shall be effected by amendment of the Certificate of Incorporation, then such amendment shall itself increase each of the appropriate share numbers in accordance with the foregoing.

TABLE

Provision	Share Number
1.3a	60,749,880
1.3b	60,749,880
1.3b	33,749,932
1.3c	33,749,932
1.7	33,749,932
2.1	33,749,932
2.2(iii)	33,749,932
2.2(iv)	33,749,932
2.2(v)	8,437,480
2.2 (last paragraph)	33,749,932
2.4	33,749,932
2.5	33,749,932
4.3	33,749,932
5	33,749,932

6.2. **Consolidation or Combination of Shares.** If the corporation shall effect the consolidation or combination of all outstanding shares of Class B Stock by amendment of the Certificate of Incorporation, so as to reduce the number of outstanding shares thereof, then such amendment shall also decrease each of the share numbers set forth in the Table in subsection 6.1 and appearing in the provision of this Article FOURTH set forth in such Table opposite such share number, by a number bearing the same proportion to such share number that the decrease in the number of outstanding shares of stock of such class effected by such consolidation or combination bears to the number of shares of stock of such class outstanding immediately prior to the effective date of such consolidation or combination.

SECTION 7.

RIGHTS OF COMMON STOCK AND CLASS B STOCK UPON DISSOLUTION.

Subject to the rights of the holders of shares of any class or series ranking prior to or on a parity with the Common Stock or the Class B Stock, as the case may be, upon liquidation, dissolution or winding up of the corporation, in the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary: (i) before any payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock, the holders of the shares of Common Stock shall be entitled to receive $0.50 per share (the "Common Stock Initial Liquidation Amount"); (ii) before any additional payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Common Stock following the payment of the Common Stock Initial Liquidation Amount, the holders of Class B Stock shall be entitled to receive $1.00 per share (the "Class B Liquidation Amount"); and (iii) before any additional payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock following the payment of the Class B Liquidation Amount, the holders of Common Stock shall be entitled to receive $0.50 per share (the "Common Stock Additional Liquidation Amount" and, together with the Common Stock Initial Liquidation Amount, the "Common Stock Liquidation Amount"). Following the payment or setting apart for payment of the Common Stock Liquidation Amount and the Class B Liquidation Amount, the holders of Common Stock and Class B Stock shall participate *pari passu* and be entitled to receive, on a *pro rata* basis, the remaining assets of the corporation or proceeds therefrom available for distribution to the holders of Common Stock and Class B Stock. If, upon any liquidation, dissolution or winding up of the corporation, the assets of the corporation or proceeds thereof: (i) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Initial Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full; (ii) distributable among the holders of the shares of Class B Stock shall be insufficient to pay in full the Class B Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Class B Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Class B Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Class B Stock and any such other stock if all amounts payable thereon were paid in full; (iii) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Additional Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full. For the purposes of this Section 7, (i) a consolidation or merger of the corporation with one or more corporations, (ii) a sale or transfer of all or substantially all of the corporation's assets or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

SECTION 8.

ALL SHARES OTHERWISE EQUAL.

Except as herein otherwise expressly provided, shares of Class B Stock and Common Stock shall all be of equal rank and shall all entitle the holders thereof to the same rights and privileges.

SECTION 9.

PREFERRED STOCK.

9.1. **Preferred Stock.** Shares of Preferred Stock may be issued from time to time in one or more series. Subject to the limitations set forth in this Article FOURTH and any limitations prescribed by the law of the State of Delaware, the Board of Directors is expressly authorized, prior to issuance of any series of Preferred Stock, to fix by resolution or resolutions providing for the issue of any series the number of shares included in such series and the designation, relative powers, preferences and rights, and the qualifications, limitations or restrictions of such series. Pursuant to the foregoing general authority vested in the Board of Directors, but (except as provided in the proviso to clause (v) of this subsection 9.1) not in limitation of the powers conferred on the Board of Directors thereby and by the law of the State of Delaware, the Board of Directors is expressly authorized to determine with respect to each series of Preferred Stock:

(i) the distinctive designation of such series and the number of shares (which number from time to time may be decreased by the Board of Directors, but not below the number of such shares then outstanding, or may be increased by the Board of Directors unless otherwise provided in creating such series) constituting such series;

(ii) the rate and time at which, and the preferences and conditions under which, dividends shall be payable on shares of such series, the status of such dividends as cumulative, or non-cumulative, the date or dates from which dividends, if cumulative, shall accumulate, and the status of such shares as participating or non-participating after the payment of dividends as to which such shares are entitled to any preference;

(iii) the right, if any, of holders of shares of such series to convert such shares into, or to exchange such shares for, shares of any other class or classes (other than Class B) or of any other series of the same class, the prices or rates of conversion or exchange, and adjustments thereto, and any other terms and conditions applicable to such conversion or exchange;

(iv) the rights and preferences, if any, of the holders of shares of such series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation, which amount may vary depending upon whether such liquidation, dissolution, or winding up is voluntary or involuntary, and, if voluntary, may vary at different dates, and the status of the shares of such series as participating or non-participating after the satisfaction of any such rights and preferences;

(v) the voting powers, if any, of the holders of shares of such series which may, without limiting the generality of the foregoing, include (A) the general right to one vote (or more or less than one vote) per share on every matter (including, without limitation, the election of directors) voted on by the stockholders without regard to class and (B) the limited right to vote, as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of the corporation in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock; *provided, however*, that, notwithstanding the provisions of the preceding subclause (B) or any other provisions of this subsection 9.1 to the contrary, the holders of Preferred Stock, considered in the aggregate (whether voting by individual series or together with other series of Preferred Stock or together with all series of Preferred Stock as a class), shall not have the right to a separate class vote for the election of one or more directors of the corporation except in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock and, in such event, shall not have the right to a separate class vote for more than a total of two directors;

(vi) the times, terms and conditions, if any, upon which shares of such series shall be subject to redemption, including the amount which the holders of shares of such series shall be entitled to receive upon redemption (which amount may vary under different conditions or at different redemption dates) and the amount, terms, conditions and manner of operation of any purchase, retirement or sinking fund to be provided for the shares of such series;

(vii) the limitations, if any, applicable while such series is outstanding on the payment of dividends or making of distributions on, or the acquisition or redemption of, Common Stock or Class B Stock or any other class of shares ranking junior, either as to dividends or upon liquidation, to the shares of such series;

(viii) the conditions or restrictions, if any, upon the issue of any additional shares (including additional shares of such series or any other class) ranking on a parity with or prior to the shares of such series either as to dividends or upon liquidation; and

(ix) any other relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of shares of such series;

in each case, so far as not inconsistent with the provisions of the Certificate of Incorporation or the law of the State of Delaware. All shares of Preferred Stock shall be identical and of equal rank except as to the particulars that may be fixed by the Board of Directors as provided above, and all shares of each series of Preferred Stock shall be identical and of equal rank except as to the dates from which cumulative dividends, if any, thereon shall be cumulative.

9.2. **Full Voting Preferred Stock.** As used in this Article FOURTH, the term "Full Voting Preferred Stock" shall mean Preferred Stock of any one or more series the holders of which shall be entitled to vote on every matter (including, without limitation, the election of directors) voted on by the stockholders without regard to class.

SECTION 10.

MISCELLANEOUS PROVISIONS.

10.1. **Original Stock Ledger Conclusive.** In determining the number or the record holders of outstanding shares of any class of stock of the corporation for the purpose of computing or determining the method of computing the vote or determining the right to vote at any meeting of stockholders or of a class of stockholders, the original stock ledger of the corporation as at the close of business on the record date fixed for such meeting or, if the stock transfer books of the corporation shall have been closed for a period immediately preceding the date of such meeting, then as at the close of business on the date as of which such stock transfer books were so closed, shall be conclusive for all purposes, and in determining the number or the record holders of outstanding shares of any class of stock of the corporation for any other purpose, the original stock ledger of the corporation as at the close of business on the date as of which the determination is being made, shall be conclusive for all purposes; all notwithstanding any other provision of this Article FOURTH or any entries made on the books of the corporation pursuant to the last paragraph of subsection 2.3 subsequent to the close of business on such record or other date.

10.2. **Treasury Stock Not Outstanding.** The term "outstanding" as used in this Article FOURTH with reference to shares of stock of the corporation shall not include any stock held in the treasury of the corporation.

10.3. **Singular and Plural.** Wherever a term shall be used in the singular in this Article FOURTH, it shall be deemed in all appropriate circumstances to include also the plural, and wherever a term shall be so used in the plural, it shall similarly be deemed to include also the singular.

10.4. **References.** Unless otherwise stated, all references contained in this Article FOURTH to Sections, subsections, paragraphs, clauses or subclauses refer to Sections, subsections, paragraphs, clauses or subclauses of this Article FOURTH.

10.5. **Captions or Headings.** The captions or headings contained in this Article FOURTH are for purposes of reference only and shall not limit or affect, or have any bearing on the construction or interpretation of, any of the terms or provisions of this Article FOURTH.

SECTION 11.

SERIES B CUMULATIVE PREFERRED STOCK.

The provisions of the corporation's Certificate of the Designations, Powers, Preferences and Relative, Participating or Other Rights, and the Qualifications, Limitations or Restrictions Thereof, of the Series B Cumulative Preferred Stock are set forth below:

(1) **Number of Shares and Designation.** Twenty-three thousand (23,000) shares of the preferred stock, $1.00 par value, of the corporation are hereby constituted as a series of the preferred stock designated as Series B Cumulative Preferred Stock (the "Series B Preferred Stock").

(2) **Definitions.** For purposes of the Series B Preferred Stock, the following terms shall have the meanings indicated:

"Board of Directors" shall mean the board of directors of the corporation or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Series B Preferred Stock.

"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

"Class B Stock" shall mean the Class B Stock of the corporation, par value $0.01 per share.

"Common Stock" shall mean the Common Stock of the corporation, par value $0.01 per share.

"Dividend Payment Date" shall have the meaning specified in Section 3(a) hereof.

"Dividend Periods" shall mean quarterly dividend periods commencing on the first day of March, June, September and December of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the Initial Dividend Period).

"Initial Dividend Period" shall mean the period commencing on the Issue Date and ending on (and including) February 28, 1993.

"Issue Date" shall mean the first date on which any shares of Series B Preferred Stock are issued.

"Person" shall mean any individual, firm, partnership, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Transfer Agent" means Chemical Bank or such other agent or agents of the corporation as may be designated by the Board of Directors of the corporation as the transfer agent for the Series B Preferred Stock.

(3) **Dividends.** (a) The holders of shares of the Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends at the rate per annum of $4,125 per share of Series B Preferred Stock. Such dividends shall be cumulative from the Issue Date, whether or not in any Dividend Period or Periods there shall be funds of the corporation legally available for the payment of such dividends, and shall be payable quarterly, when, as and if declared by the Board of Directors, on the first Business Day of March, June, September and December of each year (each a "Dividend Payment Date"), commencing on the first Business Day next succeeding the Initial Dividend Period, or at such additional times and for such interim periods, if any, as determined by the Board of Directors. Each such dividend shall be payable in arrears to the holders of record of shares of the Series B Preferred Stock, as they appear on the stock records of the corporation at the close of business on such record dates, not more than 60 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. Accrued and unpaid dividends for any past Dividend Periods may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors.

(b) The amount of dividends payable for each full Dividend Period for the Series B Preferred Stock shall be computed by dividing the annual dividend rate by four. The amount of dividends payable for the Initial Dividend Period on the Series B Preferred Stock, or any other period shorter or longer than a full Dividend Period on the Series B Preferred Stock, shall be computed on the basis of twelve 30-day months and a 360-day year. Holders of shares of Series B Preferred Stock called for redemption on a redemption date between a dividend payment record date and the respective Dividend Payment Date shall not be entitled to receive the dividend payable on such Dividend Payment Date. Holders of shares of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of cumulative dividends, as herein provided, on the Series B Preferred Stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

(c) So long as any shares of the Series B Preferred Stock are outstanding, no dividends, except as described in the next succeeding sentence, shall be declared or paid or set apart for payment on any class or series of stock of the corporation ranking, as to dividends, on a parity with the Series B Preferred Stock, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series B Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full cumulative dividends. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, upon the shares of the Series B Preferred Stock and any other class or series of stock ranking on a parity as to dividends with the Series B Preferred Stock, all dividends declared upon shares of the Series B Preferred Stock and all dividends declared upon such other stock shall be declared pro rata so that the amounts of dividends per share declared on the Series B Preferred Stock and such other stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of the Series B Preferred Stock and such other stock bear to each other.

(d) So long as any shares of the Series B Preferred Stock are outstanding, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of Common Stock, Class B Stock or other stock ranking junior to the Series B Preferred Stock, as to dividends and upon liquidation) shall be declared or paid or set apart for payment or other distribution declared or made upon the Common Stock, Class B Stock or any other stock of the corporation ranking junior to the Series B Preferred Stock, as to dividends or upon liquidation nor shall any Common Stock, nor any Class B Stock nor any other such stock of the corporation ranking junior to the Series B Preferred Stock, as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the corporation (except by conversion into or exchange for stock of the corporation ranking junior to the Series B Preferred Stock, as to dividends and upon liquidation) unless, in each case (i) the full cumulative dividends on all outstanding shares of the Series B Preferred Stock and any other stock of the corporation ranking on a parity with the Series B Preferred Stock, as to dividends or upon liquidation shall have been paid or set apart for payment for all past Dividend Periods and dividend periods with respect to such other stock and (ii) sufficient funds shall have been set apart for the payment of the dividend for the current Dividend Period with respect to the Series B Preferred Stock and the dividend period with respect to any other stock of the corporation ranking on a parity with the Series B Preferred Stock, as to dividends or upon liquidation.

(4) **Liquidation Preference.** (a) In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Common Stock, Class B Stock or any other series or class or classes of stock of the corporation ranking junior to the Series B Preferred Stock, upon liquidation, dissolution or winding up, the holders of the shares of Series B Preferred Stock shall be entitled to receive $50,000 per share plus an amount equal to all dividends (whether or not earned or declared) accrued and accumulated and unpaid thereon to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the corporation, the assets of the corporation, or proceeds thereof, distributable among the holders of the shares of Series B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Series B Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series B Preferred Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Series B Preferred Stock and any such other stock if all amounts payable thereon were paid in full. For the purposes of this Section (4), (i) a consolidation or merger of the corporation with one or more corporations, (ii) a sale or transfer of all or substantially all of the corporation's assets or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

(b) Subject to the rights of the holders of shares of any series or class or classes of stock ranking on a parity with or prior to Series B Preferred Stock, upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the corporation, after payment shall have been made in full to the holders of Series B Preferred Stock, as provided in this Section (4), any other series or class or classes of stock ranking junior to Series B Preferred Stock, upon liquidation, dissolution or winding up shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of Series B Preferred Stock shall not be entitled to share therein.

(5) **Redemption at the Option of the Corporation.** (a) Series B Preferred Stock may not be redeemed by the corporation prior to December 1, 2002, on or after which the corporation, at its option, may, subject to the next succeeding paragraph, redeem the shares of Series B Preferred Stock, in whole or in part, out of funds legally available therefor, at any time or from time to time, subject to the notice provisions and provisions for partial redemption described below, at a redemption price of $50,000 per share, plus an amount equal to accrued and unpaid dividends, if any, to the date fixed for redemption, whether or not earned or declared.

In addition to any other requirement for or condition to the redemption of the Series B Preferred Stock set forth in this Section (5), the corporation shall not redeem any shares of Series B Preferred Stock pursuant to this Section (5)(a) unless within the two-year period ending on the date fixed for redemption the corporation shall have issued sufficient shares of Common Stock to result in receipt by the corporation of net proceeds from such issuances of an aggregate amount at least equal to the aggregate liquidation preference of the shares of Series B Preferred Stock proposed to be redeemed.

(b) In the event that full cumulative dividends on the Series B Preferred Stock and any other class or series of stock of the corporation ranking, as to dividends, on a parity with the Series B Preferred Stock have not been paid or declared and set apart for payment, the Series B Preferred Stock may not be redeemed in part and the corporation may not purchase or acquire shares of Series B Preferred Stock or such other stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series B Preferred Stock and such other stock.

(c) In the event the corporation shall redeem shares of Series B Preferred Stock, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 10 nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock records of the corporation. Each such notice shall state: (1) the redemption date; (2) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (5) that dividends on the shares to be redeemed shall cease to accrue on such redemption date. Notice having been mailed as aforesaid, from and after the redemption date (unless default shall be made by the corporation in providing money for the payment of the redemption price), (i) dividends on the shares of the Series B Preferred Stock so called for redemption shall cease to accrue, (ii) said shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as stockholders of the corporation (except the right to receive from the corporation the redemption price without interest thereon) shall cease. The corporation's obligation to provide moneys in accordance with the preceding sentence shall be deemed fulfilled if, on or before the redemption date, the corporation shall deposit with a bank or trust company (which may be an affiliate of the corporation) having an office in the Borough of Manhattan, City of New York, and having a capital and surplus of at least $50,000,000, funds necessary for such redemption, in trust, with irrevocable instructions that such funds be applied to the redemption of the shares of Series B Preferred Stock so called for redemption. Any interest accrued on such funds shall be paid to the corporation from time to time. Any funds so deposited and unclaimed at the end of two years from such redemption date shall be released or repaid to the corporation, after which, subject to any applicable laws relating to escheat or unclaimed property, the holder or holders of such shares of Series B Preferred Stock so called for redemption shall look only to the corporation for payment of the redemption price.

Upon surrender in accordance with said notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice shall so state), such shares shall be redeemed by the corporation at the applicable redemption price aforesaid. If fewer than all the outstanding shares of Series B Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the corporation from outstanding shares of Series B Preferred Stock not previously called for redemption by lot or pro rata (as nearly as may be) or by any other method determined by the corporation in its sole discretion to be equitable. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

(6) **Shares to be Retired.** All shares of Series B Preferred Stock purchased or redeemed by the corporation shall be retired and canceled and shall be restored to the status of authorized but unissued shares of preferred stock, without designation as to series.

(7) **Ranking.** Any class or classes of stock of the corporation shall be deemed to rank:

(i) prior to the Series B Preferred Stock, as to dividends or as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series B Preferred Stock;

(ii) on a parity with the Series B Preferred Stock, as to dividends or as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series B Preferred Stock, if the holders of such class of stock and the Series B Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation prices, without preference or priority one over the other; and

(iii) junior to the Series B Preferred Stock, as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up, if such stock shall be Common Stock or Class B Stock or if the holders of Series B Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of shares of such stock.

(8) **Voting.** Except as herein provided or as otherwise from time to time required by law, holders of Series B Preferred Stock shall have no voting rights. Whenever, at any time or times, dividends payable on the shares of Series B Preferred Stock at the time outstanding shall be in arrears for such number of Dividend Periods, which Dividend Periods need not be consecutive, which shall in the aggregate contain not less than 540 days, the holders of Series B Preferred Stock shall have the exclusive right, voting separately as a class with holders of shares of any one or more other series of preferred stock ranking on a parity with the Series B Preferred Stock as to dividends, or on the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, to elect two directors of the corporation at the corporation's next annual meeting of stockholders and at each subsequent annual meeting of stockholders. At elections for such directors, each holder of Series B Preferred Stock shall be entitled to one vote for each share held (the holders of shares of any other series of preferred stock ranking on such a parity being entitled to such number of votes, if any, for each share of stock held as may be granted to them). Upon the vesting of such right of the holders of Series B Preferred Stock, the maximum authorized number of members of the Board of Directors shall automatically be increased by two and the two vacancies so created shall be filled by vote of the holders of outstanding Series B Preferred Stock (either alone or together with the holders of shares of any one or more other series of preferred stock ranking on such a parity and having like voting rights) as hereinafter set forth. The right of holders of Series B Preferred Stock, voting separately as a class, to elect (either alone or together with the holders of shares of any one or more other series of preferred stock ranking on such a parity and having like voting rights) members of the Board of Directors as aforesaid shall continue until such time as all dividends accumulated on Series B Preferred Stock shall have been paid in full, at which time such right shall terminate, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned.

If the office of any director elected by the holders of Series B Preferred Stock, voting as a class, becomes vacant by reason of death, resignation, retirement, disqualification or removal from office or otherwise, the remaining director elected by the holders of Series B Preferred Stock, voting as a class, may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred. Upon any termination of the right of the holders of Series B Preferred Stock to vote for directors as herein provided, the term of office of all directors then in office elected by Series B Preferred Stock, voting as a class, shall terminate immediately. Whenever the term of office of the directors elected by the holders of Series B Preferred Stock, voting as a class, shall so terminate and the special voting powers vested in the holders of Series B Preferred Stock shall have expired, the number of directors shall be such number as may be provided for in the By-Laws irrespective of any increase made pursuant to the provisions of this Section (8).

So long as any shares of the Series B Preferred Stock remain outstanding, the consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time given in person or by proxy, either in writing or at any special or annual meeting, shall be necessary to permit, effect or validate any one or more of the following:

(a) The authorization, creation or issuance, or any increase in the authorized or issued amount, of any class or series of stock ranking prior to Series B Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or

(b) The amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Certificate of Incorporation of the corporation, as amended, which would materially and adversely affect any right, preference or voting power of Series B Preferred Stock or of the holders thereof; *provided, however,* that any increase in the amount of authorized preferred stock or the creation and issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of preferred stock, in each case ranking on a parity with or junior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences or voting powers.

The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or sufficient funds shall have been deposited in trust to effect such redemption, scheduled to be consummated within three months after such time.

(9) **Record Holders.** The corporation and the Transfer Agent may deem and treat the record holder of any shares of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the corporation nor the Transfer Agent shall be affected by any notice to the contrary.

FIFTH. The amount of capital with which the corporation will commence business is One Thousand Dollars ($1,000).

SIXTH. The corporation is to have perpetual existence.

SEVENTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH. The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation:

SECTION 1.

POWERS OF THE BOARD OF DIRECTORS.

1.1. **General.** In furtherance, and not in limitation, of the powers conferred by statute, the Board of Directors is expressly authorized:

(1) To make, alter or repeal the By-Laws of the corporation; to set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish the same in the manner in which it was created, and to fix and determine and to vary the amount of the working capital of the corporation; to determine the use and disposition of the working capital and of any surplus or net profits over and above the capital of the corporation determined as provided by law, and to fix the times for the declaration and payment of dividends; to authorize and cause to be executed mortgages and liens, without limit as to amount, upon the real and personal property of the corporation; and to fix and determine the fees and other compensation to be paid by the corporation to its directors;

(2) To determine from time to time whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the corporation (other than the stock ledger), or any of them, shall be open to inspection of the stockholders; and no stockholder shall have any right to inspect any account, book or document of the corporation except as conferred by statute, unless authorized by a resolution of the stockholders or directors;

(3) To make donations for the public welfare or for charitable, scientific or educational purposes; and to cause the corporation to cooperate with other corporations or with natural persons, or to act alone, in the creation and maintenance of community funds or charitable, scientific, or educational instrumentalities, and to make donations for the public welfare or for charitable, scientific, or educational purposes; and

(4) To designate, by resolution passed by a majority of the entire Board, one or more committees, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution or in the By-Laws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it.

1.2. **Powers Conferred by By-Laws.** The corporation may in its By-Laws confer powers upon its directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon them by the laws of the State of Delaware.

SECTION 2.

MEETING, OFFICERS AND BOOKS.

If the By-Laws so provide, the stockholders and the directors may hold their meetings, and the corporation may have one or more offices, outside the State of Delaware. The books of the corporation (subject to the provisions of the laws of the State of Delaware) may be kept outside of the State of Delaware at such places as from time to time may be designated by the Board of Directors.

SECTION 3.

VALIDITY OF CONTRACT.

No contract, transaction or act of the corporation shall be affected or invalidated by the fact that any of the directors of the corporation are in any wise interested in or connected with any other party to such contract, transaction or act or are themselves parties to such contract, transaction or act, provided that such interest shall be fully disclosed or otherwise known to the Board of Directors, or a majority thereof, at a meeting of the Board at which such contract, transaction or act is authorized, ratified or confirmed; and any such director may be counted in determining the existence of a quorum at any such meeting and may vote thereat in connection with such authorization, ratification or confirmation with like force and effect as if he were not so interested or connected or was not a party to such contract, transaction or act.

SECTION 4.

RATIFICATION.

The Board of Directors in its discretion may submit for approval, ratification or confirmation by the stockholders at any meeting thereof any contract, transaction or act of the Board or of any officer, agent or employee of the corporation, and any such contract, transaction or act which shall have been so approved, ratified or confirmed by the holders of Common Stock and holders of Class B Stock, voting as provided in subsection 1.6 of Article FOURTH hereof shall be as valid and binding upon the corporation and upon the stockholders thereof as though it had been approved and ratified by each and every stockholder of the corporation.

SECTION 5.

LIMITATION ON LIABILITY OF DIRECTORS; INDEMNIFICATION AND INSURANCE.

5.1. **Limitation on Liability of Directors.** A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the corporation or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) under Section 174 of the Delaware General Corporation Law or

(iv) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

5.2. **Effect of Any Repeal or Modification of Subsection 5.1.** Any repeal or modification of subsection 5.1 of this Article EIGHTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

5.3. **Indemnification and Insurance.**

5.3a. **Right to Indemnification.** Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorney's fees, amounts paid or to be paid in settlement and excise taxes or penalties imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; *provided, however*, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article EIGHTH) only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article EIGHTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; *provided, however*, that if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article EIGHTH or otherwise.

5.3b. **Right of Claimant to Bring Suit.** If a claim which the corporation is obligated to pay under subsection 5.3a of this Article EIGHTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

5.3c. **Miscellaneous.** The provisions of this Section 5.3 of Article EIGHTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article EIGHTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.

5.3d. **Non-Exclusivity of Rights.** The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article EIGHTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

5.3e. **Insurance.** The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

5.3f. **Indemnification of Agents of the Corporation.** The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article EIGHTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.

SECTION 6.

LIMITATION OF ACTIONS.

Every asserted right of action by or on behalf of the corporation or by or on behalf of any stockholder against any past, present or future member of the Board of Directors, or any committee thereof, or any officer or employee of the corporation or any subsidiary thereof, arising out of or in connection with any bonus, supplemental compensation, stock investment, stock option or other plan or plans for the benefit of any employee, irrespective of the place where such right of action may arise or be asserted and irrespective of the place of residence of any such director, member, officer or employee, shall cease and be barred upon the expiration of three years from the later of the following dates: (a) the date of any alleged act or omission in respect of which such right of action may be asserted to have arisen, or (b) the date upon which the corporation shall have made generally available to its stockholders information with respect to, as the case may be, the aggregate amount credited for a fiscal year to a bonus or supplemental compensation reserve, or the aggregate amount of awards in a fiscal year of bonuses or supplemental compensation, or the aggregate amount of stock optioned or made available for purchase during a fiscal year, or the aggregate amount expended by the corporation during a fiscal year in connection with any other plan for the benefit of such employees, to all or any part of which such asserted right of action may relate; and every asserted right of action by or on behalf of any employee, past, present or future, or any spouse, child, or legal representative thereof, against the corporation or any subsidiary thereof arising out of or in connection with any such plan, irrespective of the place where such asserted right of action may arise or be asserted, shall cease and be barred by the expiration of three years from the date of the alleged act or omission in respect of which such right of action shall be asserted to have arisen.

NINTH. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the law of the State of Delaware, and all rights of the stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation, which only restates and integrates and does not further amend the provisions of the Restated Certificate of Incorporation of this corporation as heretofore amended or supplemented, there being no discrepancies between those provisions and the provisions of this Restated Certificate of Incorporation, and it having been duly adopted by the corporation's Board of Directors in accordance with Section 245 of the Delaware General Corporation Law, has been signed by its duly authorized officer this 2nd day of August, 2000.

FORD MOTOR COMPANY

By:____________________________

John M. Rintamaki
Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: One Share, One Vote
Shareholders: Jack Leeds, Edward P. Olson

Ladies and Gentlemen:

The text of the rule 14a-8 proposal reads:

3 – One Share, One Vote

RESOLVED: The shareholders request that our Board of Directors take steps to adopt a recapitalization plan to provide for all of our Company's outstanding stock to have one vote per share. This would include all practicable steps including any encouragement and negotiation with Ford family shareholders to request that they relinquish for the common good of all shareholders any preexisting rights.

The company claims that it has shown a way to transform a key corporate governance issue – one share, one vote into ordinary business. The company fails to cite one precedent where the title of a proposal was "One Share, One Vote" and the proposal was determined to be ordinary business.

The company says that this proposal for "One Share, One Vote" should be considered the same as a proposal "to redeem all outstanding shares of 4.5% preferred stock" or a proposal to "provide lawyers, clerical help, witness protection ..."

The text of the proposal allows for a use of alternative means to address the object of the proposal. The company does not explain how it ruled out all other possible inducements to the Ford family shareholders to achieve the objective of this proposal – one share, one vote. The proposal states: "This would include all practicable steps including any encouragement and negotiation with Ford family shareholders to request that they relinquish for the common good of all shareholders any preexisting rights."

The company seems to infer that the family shareholders could have no appreciation of "the common good of all shareholders." Contrary to the company argument this proposal does not mandate that Class B shareholders be forced to do anything.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Jack Leeds
Edward P. Olson
Peter Sherry, Jr.

3 – One Share, One Vote

RESOLVED: The shareholders request that our Board of Directors take steps to adopt a recapitalization plan to provide for all of our Company's outstanding stock to have one vote per share. This would include all practicable steps including any encouragement and negotiation with Ford family shareholders to request that they relinquish for the common good of all shareholders any preexisting rights.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal. AND JACK LEEDS.

Ford Family shares are now allowed 16-votes per share compared to the one-vote per share for regular shareholders. Disproportionate voting power is dangerous to the interests of shareholders. This dual class voting stock reduces accountability by allowing corporate control to be retained by insiders.

The danger of giving disproportionate power to insiders is illustrated by Adelphia Communications, which was the nation's 6th largest cable television company in 2002. Adelphia's dual class voting stock gave the Rigas family control and contributed to Adelphia's participation in "one of the most extensive financial frauds ever to take place at a public company." See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002).

The Securities and Exchange Commission alleged that Adelphia fraudulently excluded more than $2.3 billion in bank debt from its consolidated financial statements and concealed "rampant self-dealing by the Rigas Family." Meanwhile, the price of Adelphia stock collapsed from $20 in March 2002 to $0.79 in June 2002, when it was delisted by NASD.

A few companies, including our company, still use dual class stock. Such companies take shareholder money but do not let shareholders have an equal voice in their company's management. Without a voice, shareholders cannot hold management accountable. Shareholders who finance the growth of our company should be able to hold our management accountable in financial and business matters.

In May 1994, the New York Stock Exchange issued a regulation prohibiting companies to newly issue stock with excessive voting power. Many companies have subsequently switched to a one share, one vote structure. Since 1999, fourteen (14) companies have moved from a dual class to a single class of stock. These include: Freeport McMoRan, Raytheon, FCX and Readers' Digest Association.

Ford had a market capitalization of $25 billion. This large capitalization magnifies the danger to investors that is inherent in any dual class voting structure. Please vote for this proposal to persuade our Board to take steps toward giving each share of Ford stock one vote per share.

One Share, One Vote
Yes on 3

Secretary

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Jack Leeds and Mr. Edward P. Olson

Ladies and Gentlemen:

Reference is made to the letter dated January 21, 2005, of Mr. John Chevedden in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 12, 2005, regarding the shareholder proposal submitted by Mr. Jack Leeds and Mr. Edward P. Olson (the "Proponents") to require the Company's Board of Directors to adopt a recapitalization plan to provide for all of the Company's outstanding stock to have one vote per share (the "Proposal"). The Proponents have asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

Mr. Chevedden states in his January 21 letter that the Company's January 12, 2005 No-Action Request failed to cite one instance where the Staff has allowed exclusion of a proposal entitled "One Share, One Vote." The Company notes that nowhere in his January 21 letter does Mr. Chevedden cite one instance where the Staff has required that in order for no-action relief to be granted a company must cite an instance where the Staff has granted no-action relief for a proposal with an identical title. Of course, such a proposition is nonsensical. It is the substance of a proposal that determines its appropriateness under Rule 14a-8, not the title of a proposal.

Mr. Chevedden's letter of January 21 does not contain any persuasive arguments for denying Ford's No-Action Request. Consequently, the Company reiterates its requests that the Staff concur in the exclusion of the Proposal under (i) Rule 14a-8(i)(7) as a matter related to the Company's ordinary business; (ii) Rule 14a-8(i)(6) as being beyond the power of the Company to implement; and (iii) Rule 14a-8(i)(3) as impermissibly vague and indefinite.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my officer or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. John Chevedden (via Federal Express)
Mr. Jack Leeds (via Federal Express)
Mr. Edward P. Olson (via Federal Express)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: One Share, One Vote
Shareholders: Jack Leeds, Edward P. Olson

Ladies and Gentlemen:

In spite of the narrow company objection regarding an "identical title" proposal the company fails to rebound by citing a proposal on substantially the same topic, or even a vaguely similar topic as this, where no action relief has been granted.

For the above reasons, and the reasons in the January 21, 2005 shareholder position letter, it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,

John Chevedden

cc: Jack Leeds
Edward P. Olson
Peter Sherry, Jr.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 12, 2005

The proposal requests that Ford's board of directors take steps to adopt a recapitalization plan to provide for all of Ford's outstanding stock to have one vote per share.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor